Exhibit 99.1

SAP Announces Q3 2022 Results

●	Cloud momentum continues to accelerate

●	Cloud revenue up 38% and up 25% at constant currencies

●	Current cloud backlog up 38% and up 26% at constant currencies

●	SAP S/4HANA current cloud backlog up 108% and up 90% at constant currencies

●	IFRS cloud gross profit up 44%, non-IFRS cloud gross profit up 42% and up 30% at constant currencies

●	IFRS operating profit down 1%, non-IFRS operating profit flat and down 8% at constant currencies in € millions, unless otherwise stated

Christian Klein, CEO: “Our cloud solutions are the answer, as customers turn to us to help them future-proof their businesses. This trust in SAP is reflected in our accelerating cloud momentum. With a recurring revenue share of more than 80%, it’s clear that our transformation has reached an important inflection point, paving the way for continued growth in the future.”

Luka Mucic, CFO: “We have delivered a strong cloud quarter with accelerating momentum across all key cloud indicators. We’re at an important inflection point in our transformation which we anticipate will lead to accelerating revenue growth and double-digit operating profit growth in 2023.”

Walldorf, Germany – October 25, 2022. SAP SE (NYSE: SAP) today announced its financial results for the third quarter ended September 30, 2022.

Financial Performance

Group results at a glance – Third quarter 2022

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q3 2022	Q3 2021	∆ in %	Q3 2022	Q3 2021	∆ in %	∆ in % const. curr.
Cloud revenue	3,288	2,386	38	3,288	2,386	38	25
Software licenses	406	657	–38	406	657	–38	–42
Software support	3,016	2,867	5	3,016	2,867	5	–2
Software licenses and support revenue	3,422	3,524	–3	3,422	3,524	–3	–9
Cloud and software revenue	6,710	5,910	14	6,710	5,910	14	5
Total revenue	7,841	6,845	15	7,841	6,845	15	5
Share of more predictable revenue (in %)	80	77	4pp	80	77	4pp
Operating profit (loss)	1,239	1,249	–1	2,094	2,102	0	–8
Profit (loss) after tax	547	1,418	–61	1,263	2,129	–41
Earnings per share - Basic (in €)	0.57	1.19	–52	1.12	1.74	–36
Earnings per share - Diluted (in €)	0.57	1.19	–52
Net cash flows from operating activities	849	1,183	–28
Free cash flow				464	881	–47
Number of employees (FTE, September 30)	112,632	105,015	7

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

Due to rounding, numbers may not add up precisely.

Group results at a glance – Nine months ended September 2022

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q3 2022	Q1–Q3 2021	∆ in %	Q1–Q3 2022	Q1–Q3 2021	∆ in %	∆ in % const. curr.
Cloud revenue	9,164	6,806	35	9,164	6,806	35	25
Software licenses	1,149	1,790	–36	1,149	1,790	–36	–39
Software support	8,916	8,491	5	8,916	8,491	5	0
Software licenses and support revenue	10,065	10,281	–2	10,065	10,281	–2	–7
Cloud and software revenue	19,229	17,088	13	19,229	17,088	13	6
Total revenue	22,435	19,861	13	22,435	19,861	13	6
Share of more predictable revenue (in %)	81	77	4pp	81	77	4pp
Operating profit (loss)	2,965	3,193	–7	5,452	5,762	–5	–10
Profit (loss) after tax	1,382	3,936	–65	3,522	6,063	–42
Earnings per share - Basic (in €)	1.49	3.22	–54	3.08	4.88	–37
Earnings per share - Diluted (in €)	1.48	3.22	–54
Net cash flows from operating activities	3,598	4,954	–27
Free cash flow				2,543	4,132	–38
Number of employees (FTE, September 30)	112,632	105,015	7

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

Due to rounding, numbers may not add up precisely

2/31

Financial Highlights

Current cloud backlog continued to build momentum and expanded to €11.27 billion, accelerating growth to 38% and 26% at constant currencies.

Driven by double-digit growth across the SaaS and PaaS portfolio, cloud revenue was up 38% to €3.29 billion, up 25% at constant currencies.

Cloud gross profit was up 44% (IFRS), 42% (non-IFRS) and 30% (non-IFRS at constant currencies). Year-over-year, cloud gross margin was up 2.8 percentage points to 69.8% (IFRS) and up 2.3 percentage points to 71.7% (non-IFRS). This was mainly driven by a strong increase of the SaaS margin, with efficiency gains overcompensating increased investments into the next generation cloud delivery program.

IFRS operating profit decreased 1% to €1.24 billion and IFRS operating margin decreased by 2.4 percentage points to 15.8%. Non-IFRS operating profit was flat at €2.09 billion and decreased 8% at constant currencies. Non-IFRS operating margin decreased by 4.0 percentage points to 26.7% and was down by 3.8 percentage points at constant currencies. As in previous quarters, this was mainly driven by a reduced contribution from software licenses revenue as well as accelerated investments into research & development and sales & marketing to capture current and future growth opportunities. In addition, prior year third quarter IFRS and non-IFRS operating profit included a disposal gain of €77 million related to the launch of SAP Fioneer.

IFRS earnings per share decreased 52% to €0.57 and non-IFRS earnings per share decreased 36% to €1.12. The year-over-year decline of earnings per share reflects a contribution to financial income by Sapphire Ventures that, due to current market conditions, was significantly lower than in the same period last year. Effective tax rate was 35.7% (IFRS) and 26.0% (non-IFRS). The year-over-year increase mainly resulted from changes in tax exempt income related to Sapphire Ventures.

Free cash flow for the first nine months was down 38% to €2.54 billion. The decrease versus last year is mainly attributable to the development of profitability and adverse impacts in working capital. In the fourth quarter, we continue to expect a more favorable cash flow development due to a focus on working capital management and lower payouts for cash taxes, share-based compensation, and capex. However, based on our year-to-date position, we are adjusting the free cash flow outlook for the year to approximately €4.5 billion (previously: “above €4.5 billion”).

On July 21, SAP announced its second share buyback program for 2022, which was completed on September 6. Under the program, SAP repurchased 5,715,512 shares at an average price of €87.50 with a purchase value of approximately €500 million. Repurchased shares will primarily be used to service awards granted under share-based compensation plans for employees.

Impact of War in Ukraine

In the first nine months, SAP’s business was impacted by the war in Ukraine and SAP’s decision to wind down its business operations in Russia and Belarus.

At the end of the third quarter current cloud backlog was approximately €64 million lower due to the termination of existing cloud engagements in Russia and Belarus, reducing current cloud backlog growth by approximately 1 percentage point at constant currencies. The impact on third quarter IFRS operating profit was approximately €20 million (first nine months: approximately €370 million) and approximately €20 million (first nine months: approximately €250 million) on non-IFRS operating profit, mainly due to reduced revenues.

For the full year, we expect a total revenue impact of approximately €250 million at constant currencies from lack of new business and discontinuation of existing business. For non-IFRS operating profit we expect an impact of approximately €300 million at constant currencies from the revenue gaps mentioned above and other expense items.

Other impacts due to this evolving situation are currently unknown and could potentially subject our business to materially adverse consequences should the situation escalate beyond its current scope.

3/31

Business Highlights

In the third quarter, customers around the globe chose “RISE with SAP” to drive end-to-end business transformation, including Alpargatas, Assaí Atacadista, Center for Pandemic Vaccines and Therapeutics (ZEPAI) at the Paul-Ehrlich-Institut, Dabur India Limited, Fonterra, HELLENiQ ENERGY, Nikon Corporation, Prada, RICOH CO., Roborock, Salzburg AG, Schneider Electric, Wistron Corporation and 11teamsports. BioNTech, Birlasoft, Bosch BASF Smart Farming, Dufry International, NBA, Petrobras and Wipro went live on SAP S/4HANA Cloud in the third quarter.

Key customer wins across SAP’s solution portfolio included: Allianz Technology, Cognizant, DB Schenker, Domino’s Pizza Enterprises, Endress+Hauser, Fujitsu Limited, Grupo Energía Bogotá, Gustavo Gusto, Hapag-Lloyd, L.L.Bean, Salzgitter, Schiphol Nederland, Siemens Energy, The Pennsylvania State University, The State of Missouri, Trent Limited and Valio.

SAP’s cloud revenue performance for the quarter was very strong across all regions. The U.S. and Germany had an outstanding cloud revenue performance while Brazil, China, India and Switzerland were particularly strong.

On July 21, SAP announced that it has acquired Askdata, a startup focused on search-driven analytics. With the acquisition of Askdata, SAP strengthens its ability to help organizations take better-informed decisions by leveraging AI-driven natural language searches.

On August 17, SAP and Francisco Partners (FP) announced that FP has signed a definitive agreement with SAP America Inc. under which FP will acquire SAP Litmos from SAP. The transaction is expected to close in the fourth quarter of 2022 and is subject to customary regulatory clearances.

On August 31, SAP announced that the SAP Supervisory Board has appointed Dominik Asam as CFO and member of the Executive Board of SAP SE. He will start on March 7, 2023. Currently he is the CFO and a member of the Executive Committee at Airbus. He will succeed Luka Mucic, who will remain a member of the Executive Board until March 31, 2023.

On September 13, SAP announced that SAP SuccessFactors unveiled new modules for its Human Experience Management (HXM) Suite to create a powerful way for organizations to execute on an integrated talent development strategy and create a future-ready workforce. The new capabilities are the most significant developments that SuccessFactors has had in the last decade.

On October 20, Taulia and Standard Chartered Bank signed a partner agreement to collaborate across a range of working capital finance solutions primarily in APJ and emerging markets. Further to this, Taulia has signed an agreement with Mastercard to provide embedded payment capabilities by integrating with the Mastercard Virtual Card platform which facilitates access to multiple global banks to fund the Taulia/Mastercard Virtual Card solution.

Among other accolades, in the third quarter SAP was:

●	named a Leader in 2022 Gartner® Magic Quadrant™ for Digital Commerce[1]
●	recognized as a Leader in 2022 Gartner® Magic Quadrant™ for Data Integration Tools
●	named a leader in The Forrester Wave™: Digital Operations Platforms for Manufacturing and Distribution and
●	SAP SuccessFactors was named a Leader in IDC MarketScape: for Worldwide Modern Talent Acquisition Suites 2022 Vendor Assessment

1 Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. SAP is not responsible for the content of third-party research reports.

4/31

Segment Results at a Glance

SAP’s two reportable segments showed the following performance:

Applications, Technology & Services[1]	Q3 2022			Q1-Q3 2022
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency	Actual Currency	∆ in %	∆ in % Constant Currency
SaaS[2]	2,037	37	24	5,658	32	23
PaaS[3]	389	53	42	1,064	50	41
IaaS[4]	252	5	–3	751	10	3
Cloud revenue	2,678	35	23	7,474	32	23
Segment revenue	7,160	12	4	20,558	11	4
Segment profit (loss)	2,268	–4	–10	6,080	–8	–12
SaaS[2] (in %)	70.7	3.2pp	3.5pp	69.5	2.0pp	2.1pp
PaaS[3] (in %)	77.4	–1.4pp	0.6pp	78.3	–1.6pp	–0.1pp
IaaS[4] (in %)	21.0	–12.7pp	–7.3pp	26.0	–8.1pp	–4.6pp
Cloud gross margin (in %)	67.0	2.2pp	3.2pp	66.4	1.3pp	2.0pp
Segment margin (in %)	31.7	–5.2pp	–4.7pp	29.6	–6.0pp	–5.6pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service

3 Platform as a service

4 Infrastructure as a service

Segment revenue in AT&S was up 12% to €7.16 billion year-over-year, up 4% at constant currencies, due primarily to strong cloud revenue growth, driven by SAP S/4HANA as well as Business Technology Platform. Software licenses revenue decreased due to the shift to the cloud as more customers are choosing our ‘RISE with SAP’ offering. Segment support revenue was up 5% to €3.02 billion year-over-year and down 2% at constant currencies.

Qualtrics	Q3 2022			Q1-Q3 2022
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency	Actual Currency	∆ in %	∆ in % Constant Currency
Cloud revenue – SaaS[2]	322	70	47	870	67	49
Segment revenue	384	65	42	1,033	60	43
Segment profit (loss)	34	>100	>100	60	52	65
Cloud gross margin – SaaS[2] (in %)	88.9	–2.7pp	–2.9pp	89.0	–3.0pp	–3.1pp
Segment margin (in %)	9.0	3.1pp	5.0pp	5.8	–0.3pp	1.0pp

Qualtrics segment revenue was up 65% to €384 million year-over-year, up 42% at constant currencies. The continued strong growth was driven by robust renewal rates and expansions.

5/31

Cloud Performance

	Q3 2022			Q1 - Q3 2022
€ millions, unless otherwise stated (non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency	Actual Currency	∆ in %	∆ in % Constant Currency
Current Cloud Backlog
Total	11,267	38	26	11,267	38	26
Thereof SAP S/4HANA	2,662	108	90	2,662	108	90
Cloud Revenue
SaaS[1]	2,621	39	26	7,279	35	25
PaaS[2]	415	56	44	1,134	54	45
IaaS[3]	252	5	–3	752	10	3
Total	3,288	38	25	9,164	35	25
Thereof SAP S/4HANA	546	98	81	1,422	87	75
Thereof Qualtrics	322	70	47	870	67	49
Cloud Gross Profit
SaaS[1]	1,978	45	31	5,434	39	28
PaaS[2]	325	54	46	898	52	46
IaaS[3]	53	–34	–24	196	–16	–10
Total	2,357	42	30	6,527	38	28
Thereof Qualtrics	286	65	42	775	61	44
Cloud Gross Margin (in %)
SaaS[1] (in %)	75.5	2.9pp	2.9pp	74.7	2.0pp	1.8pp
PaaS[2] (in %)	78.3	–1.0pp	0.9pp	79.2	–1.1pp	0.4pp
IaaS[3] (in %)	21.0	–12.7pp	–7.3pp	26.0	–8.1pp	–4.5pp
Total	71.7	2.3pp	2.8pp	71.2	1.6pp	1.9pp
Thereof Qualtrics	88.9	–2.7pp	–2.9pp	89.0	–3.0pp	–3.1pp

1 Software as a service

2 Platform as a service

3 Infrastructure as a service

Due to rounding, numbers may not add up precisely

The Q1-Q3 2022 results were also impacted by other effects. For details, please refer to the disclosure on page 30 of this document.

Business Outlook 2022

SAP is executing on its cloud-led strategy, which is driving accelerated cloud growth through both new business and cloud adoption by existing customers. The pace and scale of SAP’s cloud momentum places the Company well on track towards its mid-term ambition.

Financial Outlook

For 2022, SAP continues to expect:

●	€11.55 – 11.85 billion cloud revenue at constant currencies (2021: €9.42 billion), up 23% to 26% at constant currencies.

●	€25.0 – 25.5 billion cloud and software revenue at constant currencies (2021: €24.08 billion), up 4% to 6% at constant currencies.

~~●~~	€7.6 – 7.9 billion non-IFRS operating profit at constant currencies (2021: €8.23 billion), down 4% to 8% at constant currencies.

●	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is expected to reach approximately 78% (2021: 75%).

For 2022, SAP now expects:

●	Free cash flow of approximately €4.5 billion (2021: €5.01 billion). The previous outlook was above €4.5 billion.

6/31

The current market environment and volatility in capital markets also lead to a lower level of predictability regarding the full-year 2022 effective tax rate outlook (IFRS and non-IFRS). Based on current estimates, we now expect a full-year 2022 effective tax rate for IFRS of around 45.0% (previously: 34.0% to 38.0%) and for non-IFRS of around 30.0% (previously: 23.0% to 27.0%). As the further development of our effective tax rate (IFRS and non-IFRS) strongly depends on the 2022 financial income contribution of Sapphire Ventures, we may face major deviations from the current estimate in either direction given current market conditions.

While SAP’s full-year 2022 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year.

See the table below for the Q4 and FY 2022 expected currency impacts.

Expected Currency Impact Assuming September 2022 Rates Apply for the Rest of the Year

In percentage points	Q4 2022	FY 2022
Cloud revenue growth	+10pp to +12pp	+9pp to +11pp
Cloud and software revenue growth	+6pp to +8pp	+6pp to +8pp
Operating profit growth (non-IFRS)	+6pp to +8pp	+4pp to +6pp

Non-Financial Outlook

For 2022, SAP continues to expect:

●	Employee Engagement Index to be in a range of 80% to 84% (2021: 83%)

For 2022, SAP now expects:

●	Customer Net Promoter Score of 3 to 8 (2021: 10) after reviewing the year-to-date survey results. The previous range was 11 to 15.

●	Net carbon emissions of 90 to 95 kt (2021: 110 kt). The previous value was 70 kt.

Ambition 2025

SAP reiterates its mid-term ambition published in its Q3 2020 Quarterly Statement including the commitment to double-digit growth of operating profit in 2023. In light of its strong cloud momentum and most recent favorable currency exchange rate development, SAP expects to update its mid-term ambition in the upcoming quarters.

7/31

Additional Information

This press release and all information therein is preliminary and unaudited.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitation, please refer to the following document on our Investor Relations website: SAP Performance Measures.

Webcast

SAP senior management will host a financial analyst conference call on Tuesday, October 25th at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the third quarter can be found at www.sap.com/investor.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-60437	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via email links, and subscribe to RSS feeds from SAP TV.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2021 Annual Report on Form 20-F.

© 2022 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional information.

8/31

9/31

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2021	Q2 2021	Q3 2021	Q4 2021	TY 2021	Q1 2022	Q2 2022	Q3 2022
Revenues
Cloud	2,145	2,276	2,386	2,611	9,418	2,820	3,056	3,288
% change – yoy	7	11	20	28	17	31	34	38
% change constant currency – yoy	13	17	20	24	19	25	24	25
SAP S/4HANA Cloud	227	257	276	329	1,090	404	472	546
% change – yoy	36	33	46	65	46	78	84	98
% change constant currency – yoy	43	39	46	61	47	71	72	81
Software licenses	483	650	657	1,458	3,248	317	426	406
% change – yoy	7	–16	–8	–14	–11	–34	–34	–38
% change constant currency – yoy	11	–13	–8	–17	–11	–36	–38	–42
Software support	2,801	2,823	2,867	2,920	11,412	2,923	2,977	3,016
% change – yoy	–5	–2	1	3	–1	4	5	5
% change constant currency – yoy	0	1	1	1	1	1	0	–2
Software licenses and support	3,283	3,474	3,524	4,379	14,660	3,240	3,403	3,422
% change – yoy	–3	–5	–1	–4	–3	–1	–2	–3
% change constant currency – yoy	1	–2	–1	–6	–2	–4	–7	–9
Cloud and software	5,428	5,750	5,910	6,990	24,078	6,060	6,459	6,710
% change – yoy	1	1	7	6	4	12	12	14
% change constant currency – yoy	6	5	6	3	5	7	5	5
Total revenue	6,348	6,669	6,845	7,981	27,842	7,077	7,517	7,841
% change – yoy	–3	–1	5	6	2	11	13	15
% change constant currency – yoy	2	3	5	3	3	7	5	5
Share of more predictable revenue (in %)	78	76	77	69	75	81	80	80
Profits
Operating profit (loss) (IFRS)	960	984	1,249	1,463	4,656	1,053	673	1,239
Operating profit (loss) (non-IFRS)	1,738	1,922	2,102	2,468	8,230	1,677	1,680	2,094
% change	17	–2	2	–11	–1	–4	–13	0
% change constant currency	24	3	2	–12	1	–7	–16	–8
Profit (loss) after tax (IFRS)	1,070	1,449	1,418	1,440	5,376	632	203	547
Profit (loss) after tax (non-IFRS)	1,720	2,214	2,129	2,274	8,337	1,166	1,093	1,263
% change	70	59	1	12	28	–32	–51	–41
Margins
Cloud gross margin (IFRS, in %)	67.2	67.5	67.0	66.6	67.0	68.2	69.8	69.8
Cloud gross margin (non-IFRS, in %)	69.5	70.0	69.4	69.0	69.5	70.0	71.9	71.7
Software license and support gross margin (IFRS, in %)	85.7	86.5	87.1	87.9	86.9	87.0	87.7	87.8
Software license and support gross margin (non-IFRS, in %)	86.3	87.3	87.8	88.5	87.6	87.5	88.5	88.6
Cloud and software gross margin (IFRS, in %)	78.4	79.0	79.0	79.9	79.1	78.2	79.2	79.0
Cloud and software gross margin (non-IFRS, in %)	79.7	80.5	80.4	81.2	80.5	79.4	80.6	80.3
Gross margin (IFRS, in %)	70.3	70.8	71.4	73.0	71.5	70.3	70.7	71.1
Gross margin (non-IFRS, in %)	72.3	73.4	73.6	75.1	73.7	72.0	73.1	73.3
Operating margin (IFRS, in %)	15.1	14.8	18.2	18.3	16.7	14.9	8.9	15.8
Operating margin (non-IFRS, in %)	27.4	28.8	30.7	30.9	29.6	23.7	22.4	26.7
ATS segment – Cloud gross margin (in %)	65.1	65.3	64.8	64.3	64.8	65.0	67.0	67.0
ATS segment – Segment gross margin (in %)	72.2	73.2	73.7	74.2	73.4	70.9	72.1	71.9
ATS segment – Segment margin in %	34.1	35.5	36.8	35.9	35.6	29.1	27.9	31.7
Qualtrics segment – Cloud gross margin (in %)	92.2	92.4	91.6	90.1	91.5	89.6	88.6	88.9
Qualtrics segment – Segment gross margin (in %)	79.5	80.3	80.7	78.1	79.6	78.8	77.4	77.5
Qualtrics segment – Segment margin (in %)	6.2	6.3	5.9	1.4	4.7	2.9	4.9	9.0
Key Profit Ratios
Effective tax rate (IFRS, in %)	20.0	19.7	18.9	26.4	21.5	33.1	62.2	35.7
Effective tax rate (non-IFRS, in %)	18.7	19.2	18.2	23.2	20.0	25.7	29.3	26.0

10/31

€ millions, unless otherwise stated	Q1 2021	Q2 2021	Q3 2021	Q4 2021	TY 2021	Q1 2022	Q2 2022	Q3 2022
Earnings per share, basic (IFRS, in €)	0.88	1.15	1.19	1.23	4.46	0.63	0.29	0.57
Earnings per share, basic (non-IFRS, in €)	1.40	1.75	1.74	1.85	6.73	1.00	0.96	1.12
Order Entry and current cloud backlog
Current cloud backlog	7,628	7,766	8,171	9,447	9,447	9,731	10,403	11,267
% change – yoy	15	17	24	32	32	28	34	38
% change constant currency – yoy	19	20	22	26	26	23	25	26
SAP S/4HANA Current cloud backlog	1,036	1,130	1,283	1,707	1,707	1,925	2,258	2,662
% change – yoy	39	45	60	84	84	86	100	108
% change constant currency – yoy	43	48	58	76	76	79	87	90
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)[3]	25	29	38	45	41	41	48	44
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)[3]	45	38	35	27	28	31	28	24
Share of orders greater than €5 million based on total software order entry volume (in %)	23	22	31	24	25	40	33	28
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	43	41	36	39	33	40	49
Liquidity and Cash Flow
Net cash flows from operating activities	3,085	686	1,183	1,269	6,223	2,482	268	849
Capital expenditure	–153	–191	–202	–255	–800	–221	–235	–281
Payments of lease liabilities	–84	–92	–99	–98	–374	–95	–120	–103
Free cash flow	2,848	403	881	916	5,049	2,165	–86	464
% of total revenue	45	6	13	11	18	31	–1	6
% of profit after tax (IFRS)	266	28	62	64	94	343	–42	85
Group liquidity	11,573	8,548	9,375	11,530	11,530	11,283	8,256	8,577
Financial debt (–)	–14,230	–13,116	–12,994	–13,094	–13,094	–12,171	–12,282	–12,282
Net debt (–)	–2,658	–4,568	–3,619	–1,563	–1,563	–888	–4,026	–3,705
Financial Position
Cash and cash equivalents	10,332	7,764	7,943	8,898	8,898	8,942	7,492	7,340
Goodwill	29,328	29,020	29,600	31,089	31,089	32,170	33,911	35,699
Total assets	66,477	63,075	65,029	71,174	71,174	76,515	75,807	78,234
Contract liabilities (current)	6,568	5,958	4,627	4,431	4,431	7,630	6,883	5,487
Equity ratio (total equity in % of total assets)	52	54	57	58	58	56	56	59
Non-Financials
Number of employees (quarter end)[1]	103,142	103,876	105,015	107,415	107,415	109,798	110,409	112,632
Employee retention (in %, rolling 12 months)	95.4	94.8	93.7	92.8	92.8	92.1	91.6	91.8
Women in management (in %, quarter end)	27.6	27.9	28.2	28.3	28.3	28.6	28.8	29.1
Net carbon emissions[2] (in kilotons)	30	20	25	35	110	20	25	25

1 In full-time equivalents.

2 In CO2 equivalents

3 To conform to refined calculation logic prior quarters have been adjusted

Due to rounding, numbers may not add up precisely.

11/31

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q3 2022	Q3 2021	∆ in %
Cloud	3,288	2,386	38
Software licenses	406	657	–38
Software support	3,016	2,867	5
Software licenses and support	3,422	3,524	–3
Cloud and software	6,710	5,910	14
Services	1,131	935	21
Total revenue	7,841	6,845	15

Cost of cloud	–994	–788	26
Cost of software licenses and support	–418	–454	–8
Cost of cloud and software	–1,412	–1,242	14
Cost of services	–854	–716	19
Total cost of revenue	–2,266	–1,958	16
Gross profit	5,575	4,887	14
Research and development	–1,574	–1,300	21
Sales and marketing	–2,257	–1,845	22
General and administration	–521	–576	–9
Restructuring	8	13	–34
Other operating income/expense, net	8	70	–88
Total operating expenses	–6,602	–5,596	18
Operating profit (loss)	1,239	1,249	–1

Other non-operating income/expense, net	–58	16	<-100
Finance income	166	716	–77
Finance costs	–497	–233	>100
Financial income, net	–331	484	<-100
Profit (loss) before tax	850	1,749	–51

Income tax expense	–304	–331	–8
Profit (loss) after tax	547	1,418	–61
Attributable to owners of parent	669	1,406	–52
Attributable to non-controlling interests	–123	12	<-100

Earnings per share, basic (in €)[1]	0.57	1.19	–52
Earnings per share, diluted (in €)[1]	0.57	1.19	–52

1 For the three months ended September 30, 2022 and 2021, the weighted average number of shares was 1,168 million (diluted 1,173 million) and 1,180 million (diluted: 1,180 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

12/31

(A.2)    Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2022	Q1–Q3 2021	∆ in %
Cloud	9,164	6,806	35
Software licenses	1,149	1,790	–36
Software support	8,916	8,491	5
Software licenses and support	10,065	10,281	–2
Cloud and software	19,229	17,088	13
Services	3,205	2,774	16
Total revenue	22,435	19,861	13

Cost of cloud	–2,816	–2,232	26
Cost of software licenses and support	–1,259	–1,393	–10
Cost of cloud and software	–4,075	–3,625	12
Cost of services	–2,489	–2,163	15
Total cost of revenue	–6,563	–5,788	13
Gross profit	15,871	14,073	13
Research and development	–4,544	–3,778	20
Sales and marketing	–6,587	–5,336	23
General and administration	–1,555	–1,674	–7
Restructuring	–111	–151	–27
Other operating income/expense, net	–110	58	<-100
Total operating expenses	–19,470	–16,668	17
Operating profit (loss)	2,965	3,193	–7

Other non-operating income/expense, net	–127	45	<-100
Finance income	687	2,265	–70
Finance costs	–1,192	–614	94
Financial income, net	–505	1,651	<-100
Profit (loss) before tax	2,333	4,890	–52

Income tax expense	–951	–954	0
Profit (loss) after tax	1,382	3,936	–65
Attributable to owners of parent	1,743	3,802	–54
Attributable to non-controlling interests	–362	134	<-100

Earnings per share, basic (in €)[1]	1.49	3.22	–54
Earnings per share, diluted (in €)[1]	1.48	3.22	–54

1 For the nine months ended September 30, 2022 and 2021, the weighted average number of shares was 1,172 million (diluted: 1,175 million) and 1,180 million (diluted: 1,180 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

13/31

(B)     Consolidated Statements of Financial Position

as at 09/30/2022 and 12/31/2021
€ millions	2022	2021
Cash and cash equivalents	7,340	8,898
Other financial assets	1,482	2,758
Trade and other receivables	8,774	6,352
Other non-financial assets	2,235	1,633
Tax assets	1,008	403
Total current assets	20,839	20,044
Goodwill	35,699	31,089
Intangible assets	4,328	3,965
Property, plant, and equipment	5,032	4,977
Other financial assets	6,921	6,275
Trade and other receivables	111	147
Other non-financial assets	3,214	2,628
Tax assets	290	263
Deferred tax assets	1,800	1,786
Total non-current assets	57,395	51,130
Total assets	78,234	71,174

€ millions	2022	2021
Trade and other payables	1,926	1,580
Tax liabilities	285	304
Financial liabilities	8,579	4,528
Other non-financial liabilities	3,831	5,203
Provisions	126	89
Contract liabilities	5,487	4,431
Total current liabilities	20,233	16,136
Trade and other payables	95	122
Tax liabilities	948	827
Financial liabilities	9,565	11,042
Other non-financial liabilities	611	860
Provisions	406	355
Deferred tax liabilities	295	296
Contract liabilities	35	13
Total non-current liabilities	11,955	13,515
Total liabilities	32,188	29,650
Issued capital	1,229	1,229
Share premium	2,834	1,918
Retained earnings	35,764	37,022
Other components of equity	7,543	1,756
Treasury shares	–4,420	–3,072
Equity attributable to owners of parent	42,950	38,852

Non-controlling interests	3,096	2,670
Total equity	46,046	41,523
Total equity and liabilities	78,234	71,174

Due to rounding, numbers may not add up precisely.

14/31

(C)     Consolidated Statements of Cash Flows

€ millions	Q1–Q3 2022	Q1–Q3 2021
Profit (loss) after tax	1,382	3,936
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	1,425	1,308
Share-based payment expense	1,873	1,961
Income tax expense	951	954
Financial income, net	505	–1,651
Decrease/increase in allowances on trade receivables	80	–17
Other adjustments for non-cash items	–5	15
Decrease/increase in trade and other receivables	1,352	1,718
Decrease/increase in other assets	–765	–370
Increase/decrease in trade payables, provisions, and other liabilities	–1,115	–689
Increase/decrease in contract liabilities	537	500
Share-based payments	–1,064	–923
Interest paid	–173	–142
Interest received	88	35
Income taxes paid, net of refunds	–1,473	–1,682
Net cash flows from operating activities	3,598	4,954
Business combinations, net of cash and cash equivalents acquired	–642	–1,017
Proceeds from sales of subsidiaries or other businesses	0	–47
Purchase of intangible assets or property, plant, and equipment	–738	–546
Proceeds from sales of intangible assets or property, plant, and equipment	70	69
Purchase of equity or debt instruments of other entities	–2,772	–2,393
Proceeds from sales of equity or debt instruments of other entities	4,164	2,264
Cash flows from advances (supply chain financing)[1]	–1,745	0
Net cash flows from investing activities	–1,662	–1,668
Dividends paid	–2,865	–2,182
Dividends paid on non-controlling interests	–13	–19
Purchase of treasury shares	–1,500	0
Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control	33	1,847
Payments for taxes related to net share settlement of equity awards	–250	0
Proceeds from borrowings	38	1,600
Repayments of borrowings	–1,016	–1,949
Payments of lease liabilities	–318	–276
Cash flows with funders (supply chain financing)[1]	1,726	0
Net cash flows from financing activities	–4,166	–979
Effect of foreign currency rates on cash and cash equivalents	671	326
Net decrease/increase in cash and cash equivalents	–1,558	2,633
Cash and cash equivalents at the beginning of the period	8,898	5,311
Cash and cash equivalents at the end of the period	7,340	7,943
[1] For more information, see Note (L).
Due to rounding, numbers may not add up precisely.

15/31

Non-IFRS Numbers

(D)    Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

16/31

(E)          Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)     Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated	Q3 2022					Q3 2021			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers
Cloud	3,288		3,288	–310	2,978	2,386		2,386	38	38	25
Software licenses	406		406	–28	378	657		657	–38	–38	–42
Software support	3,016		3,016	–195	2,821	2,867		2,867	5	5	–2
Software licenses and support	3,422		3,422	–223	3,199	3,524		3,524	–3	–3	–9
Cloud and software	6,710		6,710	–533	6,177	5,910		5,910	14	14	5
Services	1,131		1,131	–94	1,037	935		935	21	21	11
Total revenue	7,841		7,841	–627	7,214	6,845		6,845	15	15	5

Operating Expense Numbers
Cost of cloud	–994	62	–932			–788	58	–730	26	28
Cost of software licenses and support	–418	28	–390			–454	25	–430	–8	–9
Cost of cloud and software	–1,412	90	–1,321			–1,242	82	–1,160	14	14
Cost of services	–854	81	–773			–716	71	–645	19	20
Total cost of revenue	–2,266	172	–2,094			–1,958	153	–1,805	16	16
Gross profit	5,575	172	5,747			4,887	153	5,040	14	14
Research and development	–1,574	159	–1,416			–1,300	145	–1,155	21	23
Sales and marketing	–2,257	330	–1,927			–1,845	267	–1,578	22	22
General and administration	–521	203	–318			–576	302	–274	–9	16
Restructuring	8	–8	0			13	–13	0	–34	NA
Other operating income/expense, net	8	0	8			70	0	70	–88	–88
Total operating expenses	–6,602	855	–5,746	473	–5,274	–5,596	853	–4,742	18	21	11

Profit Numbers
Operating profit (loss)	1,239	855	2,094	–154	1,940	1,249	853	2,102	–1	0	–8
Other non-operating income/expense, net	–58	0	–58			16	0	16	<-100	<-100
Finance income	166	0	166			716	0	716	–77	–77
Finance costs	–497	0	–497			–233	0	–233	>100	>100
Financial income, net	–331	0	–331			484	0	484	<-100	<-100
Profit (loss) before tax	850	855	1,705			1,749	853	2,602	–51	–34
Income tax expense	–304	–139	–443			–331	–142	–474	–8	–7
Profit (loss) after tax	547	716	1,263			1,418	711	2,129	–61	–41
Attributable to owners of parent	669	634	1,303			1,406	644	2,050	–52	–36
Attributable to non-controlling interests	–123	82	–41			12	67	79	<-100	<-100

Key Ratios
Operating margin (in %)	15.8		26.7		26.9	18.2		30.7	–2.4pp	–4.0pp	–3.8pp
Effective tax rate (in %)[2]	35.7		26.0			18.9		18.2	16.8pp	7.8pp
Earnings per share, basic (in €)	0.57		1.12			1.19		1.74	–52	–36

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q3 2022 and Q3 2021 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

17/31

(E.2)       Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date

€ millions, unless otherwise stated	Q1–Q3 2022					Q1–Q3 2021			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers
Cloud	9,164		9,164	–671	8,493	6,806		6,806	35	35	25
Software licenses	1,149		1,149	–64	1,086	1,790		1,790	–36	–36	–39
Software support	8,916		8,916	–446	8,470	8,491		8,491	5	5	0
Software licenses and support	10,065		10,065	–509	9,556	10,281		10,281	–2	–2	–7
Cloud and software	19,229		19,229	–1,180	18,049	17,088		17,088	13	13	6
Services	3,205		3,205	–202	3,003	2,774		2,774	16	16	8
Total revenue	22,435		22,435	–1,382	21,053	19,861		19,861	13	13	6

Operating Expense Numbers
Cost of cloud	–2,816	179	–2,637			–2,232	166	–2,066	26	28
Cost of software licenses and support	–1,259	73	–1,186			–1,393	74	–1,319	–10	–10
Cost of cloud and software	–4,075	252	–3,823			–3,625	240	–3,385	12	13
Cost of services	–2,489	215	–2,274			–2,163	210	–1,953	15	16
Total cost of revenue	–6,563	466	–6,097			–5,788	450	–5,338	13	14
Gross profit	15,871	466	16,338			14,073	450	14,523	13	12
Research and development	–4,544	442	–4,102			–3,778	396	–3,382	20	21
Sales and marketing	–6,587	850	–5,737			–5,336	749	–4,587	23	25
General and administration	–1,555	618	–937			–1,674	823	–850	–7	10
Restructuring	–111	111	0			–151	151	0	–27	NA
Other operating income/expense, net	–110	0	–110			58	0	58	<-100	<-100
Total operating expenses	–19,470	2,487	–16,983	1,101	–15,882	–16,668	2,569	–14,100	17	20	13

Profit Numbers
Operating profit (loss)	2,965	2,487	5,452	–281	5,171	3,193	2,569	5,762	–7	–5	–10
Other non-operating income/expense, net	–127	0	–127			45	0	45	<-100	<-100
Finance income	687	0	687			2,265	0	2,265	–70	–70
Finance costs	–1,192	0	–1,192			–614	0	–614	94	94
Financial income, net	–505	0	–505			1,651	0	1,651	<-100	<-100
Profit (loss) before tax	2,333	2,487	4,820			4,890	2,569	7,459	–52	–35
Income tax expense	–951	–347	–1,298			–954	–442	–1,396	0	–7
Profit (loss) after tax	1,382	2,140	3,522			3,936	2,126	6,063	–65	–42
Attributable to owners of parent	1,743	1,866	3,609			3,802	1,955	5,757	–54	–37
Attributable to non-controlling interests	–362	274	–88			134	171	306	<-100	<-100

Key Ratios
Operating margin (in %)	13.2		24.3		24.6	16.1		29.0	–2.9pp	–4.7pp	–4.4pp
Effective tax rate (in %)[2]	40.8		26.9			19.5		18.7	21.3pp	8.2pp
Earnings per share, basic (in €)	1.49		3.08			3.22		4.88	–54	–37

1 Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first nine months of 2022 and 2021 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses.

Due to rounding, numbers may not add up precisely.

18/31

(F)     Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2022	Q1–Q3 2022	Q3 2022	Q1–Q3 2021	Q3 2021
Operating profit (loss) (IFRS)		2,965	1,239	3,193	1,249
Adjustment for acquisition-related charges	580–660	503	175	457	161
Adjustment for share-based payment expenses	2,500–2,700	1,873	689	1,961	705
Adjustment for restructuring	110–130	111	–8	151	–13
Operating expense adjustments		2,487	855	2,569	853
Operating profit (loss) (non-IFRS)		5,452	2,094	5,762	2,102

Due to rounding, numbers may not add up precisely.

(G)     Non-IFRS Adjustments by Functional Areas

€ millions	Q3 2022					Q3 2021
	IFRS	Acquisition-Related	SBP[1]	Restruc-turing	Non-IFRS	IFRS	Acquisition-Related	SBP[1]	Restruc-turing	Non-IFRS
Cost of cloud	–994	45	17	0	–932	–788	42	16	0	–730
Cost of software licenses and support	–418	8	20	0	–390	–454	8	16	0	–430
Cost of services	–854	6	76	0	–773	–716	5	66	0	–645
Research and development	–1,574	3	156	0	–1,416	–1,300	2	142	0	–1,155
Sales and marketing	–2,257	110	220	0	–1,927	–1,845	91	175	0	–1,578
General and administration	–521	2	201	0	–318	–576	12	289	0	–274
Restructuring	8	0	0	–8	0	13	0	0	–13	0
Other operating income/expense, net	8	0	0	0	8	70	0	0	0	70
Total operating expenses	–6,602	175	689	–8	–5,746	–5,596	161	705	–13	–4,742

€ millions	Q1–Q3 2022					Q1–Q3 2021
	IFRS	Acquisition- Related	SBP[1]	Restruc-turing	Non-IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc-turing	Non-IFRS
Cost of cloud	–2,816	131	48	0	–2,637	–2,232	122	44	0	–2,066
Cost of software licenses and support	–1,259	24	49	0	–1,186	–1,393	24	50	0	–1,319
Cost of services	–2,489	17	198	0	–2,274	–2,163	15	195	0	–1,953
Research and development	–4,544	8	435	0	–4,102	–3,778	6	390	0	–3,382
Sales and marketing	–6,587	315	535	0	–5,737	–5,336	272	477	0	–4,587
General and administration	–1,555	9	609	0	–937	–1,674	18	805	0	–850
Restructuring	–111	0	0	111	0	–151	0	0	151	0
Other operating income/expense, net	–110	0	0	0	–110	58	0	0	0	58
Total operating expenses	–19,470	503	1,873	111	–16,983	–16,668	457	1,961	151	–14,100

1 Share-based Payments

Due to rounding, numbers may not add up precisely.

19/31

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q3 2022	Q1–Q3 2022	Q3 2021	Q1–Q3 2021
Cost of cloud	7	20	5	–125
Cost of software licenses and support	0	–4	0	–3
Cost of services	0	–61	1	–14
Research and development	1	–6	1	–10
Sales and marketing	0	–57	5	2
General and administration	0	–3	0	–1
Restructuring expenses	8	–111	13	–151

Due to rounding, numbers may not add up precisely.

20/31

Disaggregations

(H)     Segment Reporting

(H.1)       Segment Policies and Segment Changes

SAP has two reportable segments: the Applications, Technology & Services segment and the Qualtrics segment.

In the third quarter 2022, changes to the composition of our operating segments occurred due to internal reorganizations. By bringing together product development, marketing and solutions, and go-to-market functions into two organizational units, new operating segments, the Business Network segment and the Sustainability segment, were established. Due to its size, these segments are non-reportable.

The Business Network segment combines SAP’s network offerings, covering procurement, logistics, asset management, and industry-specific solutions spanning end-to-end value chains. The segment generates revenues from cloud application subscriptions, transactional fees and services (including professional and educational services).

The Sustainability segment bundles a portfolio of sustainability-related solutions which enables SAP’s customers to record and report financial and non-financial metrics and to act on improving their Sustainability footprint across all ESG (Environmental, Social, and Governance) dimensions.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Half-Year Financial Statements 2022.

(H.2)       Segment Reporting – Quarter

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q3 2022		Q3 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[2]	2,037	1,849	1,487	37	24
Cloud – PaaS[3]	389	360	254	53	42
Cloud – IaaS[4]	252	232	239	5	–3
Cloud	2,678	2,441	1,981	35	23
Software licenses	406	377	655	–38	–42
Software support	3,015	2,821	2,867	5	–2
Software licenses and support	3,421	3,198	3,522	–3	–9
Cloud and software	6,099	5,639	5,503	11	2
Services	1,061	977	886	20	10
Total segment revenue	7,160	6,615	6,389	12	4
Cost of cloud	–884	–781	–697	27	12
Cost of software licenses and support	–407	–379	–399	2	–5
Cost of cloud and software	–1,291	–1,161	–1,096	18	6
Cost of services	–722	–669	–587	23	14
Total cost of revenue	–2,013	–1,829	–1,683	20	9
Cloud gross profit – SaaS[2]	1,440	1,312	1,003	44	31
Cloud gross profit – PaaS[3]	301	286	200	50	43
Cloud gross profit – IaaS[4]	53	61	81	–34	–24
Cloud gross profit	1,794	1,659	1,284	40	29
Segment gross profit	5,147	4,786	4,706	9	2
Other segment expenses	–2,879	–2,659	–2,352	22	13
Segment profit (loss)	2,268	2,127	2,354	–4	–10
SAP S/4 HANA
SAP S/4HANA Cloud revenue	546	501	276	98	81
SAP S/4HANA Current cloud backlog	2,662	2,438	1,283	>100	90

21/31

Margins
Cloud gross margin – SaaS[2] (in %)	70.7	71.0	67.4	3.2pp	3.5pp
Cloud gross margin – PaaS[3] (in %)	77.4	79.4	78.8	–1.4pp	0.6pp
Cloud gross margin – IaaS[4] (in %)	21.0	26.4	33.7	–12.7pp	–7.3pp
Cloud gross margin (in %)	67.0	68.0	64.8	2.2pp	3.2pp
Segment gross margin (in %)	71.9	72.3	73.7	–1.8pp	–1.3pp
Segment margin (in %)	31.7	32.1	36.8	–5.2pp	–4.7pp

Due to rounding, numbers may not add up precisely.

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service

3 Platform as a service

4 Infrastructure as a service

Qualtrics

€ millions, unless otherwise stated (non-IFRS)	Q3 2022		Q3 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[1]	322	277	189	70	47
Cloud and software	322	277	189	70	47
Services	62	53	43	44	23
Total segment revenue	384	330	233	65	42
Cost of cloud	–36	–31	–16	>100	97
Cost of cloud and software	–36	–31	–16	>100	97
Cost of services	–51	–44	–29	75	52
Total cost of revenue	–86	–75	–45	92	68
Cloud gross profit – SaaS[1]	286	246	173	65	42
Segment gross profit	298	255	188	59	36
Other segment expenses	–263	–219	–174	51	26
Segment profit (loss)	34	36	14	>100	>100
Margins
Cloud gross margin – SaaS[1] (in %)	88.9	88.7	91.6	–2.7pp	–2.9pp
Segment gross margin (in %)	77.5	77.2	80.7	–3.2pp	–3.5pp
Segment margin (in %)	9.0	10.9	5.9	3.1pp	5.0pp

Due to rounding, numbers may not add up precisely.

1 Software as a service

22/31

Reconciliation of Cloud Revenues and Margins – Quarter

€ millions, unless otherwise stated (Non-IFRS)	Q3 2022			Q3 2021	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency[4]
Cloud revenue – SaaS[1]	2,621	–259	2,361	1,879	39	26
Cloud revenue – PaaS[2]	415	–30	385	267	56	44
Cloud revenue – IaaS[3]	252	–21	232	239	5	–3
Cloud revenue	3,288	–310	2,978	2,386	38	25
Cloud gross margin – SaaS[1] (in %)	75.5		75.4	72.6	2.9pp	2.9pp
Cloud gross margin – PaaS[2] (in %)	78.3		80.2	79.3	–1.0pp	0.9pp
Cloud gross margin – IaaS[3] (in %)	21.0		26.4	33.7	–12.7pp	–7.3pp
Cloud gross margin (in %)	71.7		72.2	69.4	2.3pp	2.8pp

1 Software as a service

2 Platform as a service

3 Infrastructure as a service

4 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

As of Q1 2022, the allocation of cloud revenues and -expenses to cloud service models has been aligned to internal reporting structures. Presented 2021 comparable periods have been updated accordingly.

Due to rounding, numbers may not add up precisely.

23/31

(H.3)      Segment Reporting – Year-to-Date

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q1–Q3 2022		Q1–Q3 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[2]	5,658	5,253	4,282	32	23
Cloud – PaaS[3]	1,064	1,000	710	50	41
Cloud – IaaS[4]	751	704	682	10	3
Cloud	7,474	6,958	5,674	32	23
Software licenses	1,146	1,083	1,787	–36	–39
Software support	8,915	8,469	8,490	5	0
Software licenses and support	10,061	9,551	10,277	–2	–7
Cloud and software	17,534	16,509	15,951	10	4
Services	3,024	2,842	2,633	15	8
Total segment revenue	20,558	19,351	18,583	11	4
Cost of cloud	–2,512	–2,292	–1,982	27	16
Cost of software licenses and support	–1,216	–1,151	–1,231	–1	–6
Cost of cloud and software	–3,728	–3,444	–3,213	16	7
Cost of services	–2,098	–1,985	–1,801	16	10
Total cost of revenue	–5,826	–5,429	–5,014	16	8
Cloud gross profit – SaaS[2]	3,933	3,659	2,892	36	27
Cloud gross profit – PaaS[3]	833	799	567	47	41
Cloud gross profit – IaaS[4]	195	208	232	–16	–11
Cloud gross profit	4,962	4,665	3,692	34	26
Segment gross profit	14,732	13,922	13,569	9	3
Other segment expenses	–8,652	–8,121	–6,966	24	17
Segment profit (loss)	6,080	5,801	6,603	–8	–12
SAP S/4 HANA
SAP S/4HANA Cloud revenue	1,422	1,331	761	87	75
SAP S/4HANA Current cloud backlog	2,662	2,438	1,283	>100	90
Margins
Cloud gross margin – SaaS[2] (in %)	69.5	69.7	67.5	2.0pp	2.1pp
Cloud gross margin – PaaS[3] (in %)	78.3	79.8	79.9	–1.6pp	–0.1pp
Cloud gross margin – IaaS[4] (in %)	26.0	29.5	34.1	–8.1pp	–4.6pp
Cloud gross margin (in %)	66.4	67.1	65.1	1.3pp	2.0pp
Segment gross margin (in %)	71.7	71.9	73.0	–1.4pp	–1.1pp
Segment margin (in %)	29.6	30.0	35.5	–6.0pp	–5.6pp

Due to rounding, numbers may not add up precisely.

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service

3 Platform as a service

4 Infrastructure as a service

24/31

Qualtrics

€ millions, unless otherwise stated (non-IFRS)	Q1–Q3 2022		Q1–Q3 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[1]	870	777	523	67	49
Cloud and software	870	777	523	67	49
Services	162	144	123	32	17
Total segment revenue	1,033	921	645	60	43
Cost of cloud	–95	–86	–42	>100	>100
Cost of cloud and software	–95	–86	–42	>100	>100
Cost of services	–133	–119	–86	54	39
Total cost of revenue	–228	–206	–128	79	61
Cloud gross profit – SaaS[1]	775	691	481	61	44
Segment gross profit	804	715	517	55	38
Other segment expenses	–744	–650	–478	56	36
Segment profit (loss)	60	65	39	52	65
Margins
Cloud gross margin – SaaS[1] (in %)	89.0	88.9	92.1	–3.0pp	–3.1pp
Segment gross margin (in %)	77.9	77.7	80.2	–2.3pp	–2.5pp
Segment margin (in %)	5.8	7.1	6.1	–0.3pp	1.0pp

Due to rounding, numbers may not add up precisely.

1 Software as a service

25/31

Reconciliation of Cloud Revenues and Margins – Year-to-Date

€ millions, unless otherwise stated (Non-IFRS)	Q1 - Q3 2022			Q1 - Q3 2021	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency[4]
Cloud revenue – SaaS[1]	7,279	–558	6,721	5,388	35	25
Cloud revenue – PaaS[2]	1,134	–66	1,068	737	54	45
Cloud revenue – IaaS[3]	752	–47	705	682	10	3
Cloud revenue	9,164	–671	8,493	6,806	35	25
Cloud gross margin – SaaS[1] (in %)	74.7		74.5	72.7	2.0pp	1.8pp
Cloud gross margin – PaaS[2] (in %)	79.2		80.6	80.2	–1.1pp	0.4pp
Cloud gross margin – IaaS[3] (in %)	26.0		29.5	34.1	–8.1pp	–4.5pp
Cloud gross margin (in %)	71.2		71.6	69.6	1.6pp	1.9pp

1 Software as a service

2 Platform as a service

3 Infrastructure as a service

4 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

26/31

(I)       Revenue by Region (IFRS and Non-IFRS)

(I.1)       Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q3 2022				Q3 2021		∆ in %
	IFRS	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Cloud Revenue by Region
EMEA	1,085	1,085	–44	1,042	850	850	28	28	23
Americas	1,791	1,791	–247	1,545	1,228	1,228	46	46	26
APJ	411	411	–19	392	308	308	34	34	27
Cloud revenue	3,288	3,288	–310	2,978	2,386	2,386	38	38	25
Cloud and Software Revenue by Region
EMEA	2,732	2,732	–75	2,658	2,642	2,642	3	3	1
Americas	2,962	2,962	–415	2,548	2,338	2,338	27	27	9
APJ	1,015	1,015	–43	972	930	930	9	9	5
Cloud and software revenue	6,710	6,710	–533	6,177	5,910	5,910	14	14	5
Total Revenue by Region
Germany	1,086	1,086	–3	1,083	1,087	1,087	0	0	0
Rest of EMEA	2,091	2,091	–84	2,007	1,956	1,956	7	7	3
Total EMEA	3,178	3,178	–88	3,090	3,043	3,043	4	4	2
United States	2,862	2,862	–402	2,459	2,224	2,224	29	29	11
Rest of Americas	644	644	–87	557	518	518	24	24	7
Total Americas	3,506	3,506	–490	3,016	2,742	2,742	28	28	10
Japan	314	314	21	336	324	324	–3	–3	4
Rest of APJ	843	843	–71	772	735	735	15	15	5
Total APJ	1,157	1,157	–50	1,108	1,059	1,059	9	9	5
Total revenue	7,841	7,841	–627	7,214	6,845	6,845	15	15	5

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

27/31

(I.2)       Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q3 2022				Q1–Q3 2021		∆ in %
	IFRS	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Cloud Revenue by Region
EMEA	3,121	3,121	–101	3,021	2,397	2,397	30	30	26
Americas	4,885	4,885	–529	4,356	3,519	3,519	39	39	24
APJ	1,158	1,158	–41	1,116	890	890	30	30	25
Cloud revenue	9,164	9,164	–671	8,493	6,806	6,806	35	35	25
Cloud and Software Revenue by Region
EMEA	8,087	8,087	–174	7,913	7,692	7,692	5	5	3
Americas	8,228	8,228	–903	7,325	6,674	6,674	23	23	10
APJ	2,914	2,914	–103	2,811	2,722	2,722	7	7	3
Cloud and software revenue	19,229	19,229	–1,180	18,049	17,088	17,088	13	13	6
Total Revenue by Region
Germany	3,215	3,215	–6	3,209	3,044	3,044	6	6	5
Rest of EMEA	6,202	6,202	–198	6,004	5,854	5,854	6	6	3
Total EMEA	9,417	9,417	–204	9,213	8,898	8,898	6	6	4
United States	7,889	7,889	–859	7,031	6,390	6,390	23	23	10
Rest of Americas	1,805	1,805	–202	1,603	1,492	1,492	21	21	7
Total Americas	9,694	9,694	–1,061	8,633	7,882	7,882	23	23	10
Japan	927	927	41	968	952	952	–3	–3	2
Rest of APJ	2,396	2,396	–157	2,239	2,129	2,129	13	13	5
Total APJ	3,323	3,323	–117	3,207	3,081	3,081	8	8	4
Total revenue	22,435	22,435	–1,382	21,053	19,861	19,861	13	13	6

1 Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

28/31

(J)	Employees by Region and Functional Areas

Full-time equivalents	9/30/2022				9/30/2021
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,795	4,646	5,333	15,774	6,037	4,536	5,154	15,726
Services	8,302	5,518	5,961	19,781	8,138	5,582	6,038	19,758
Research and development	16,418	6,544	11,166	34,129	14,769	6,103	10,330	31,202
Sales and marketing	12,211	12,660	5,882	30,752	10,852	11,047	5,149	27,048
General and administration	3,498	2,259	1,294	7,050	3,310	2,130	1,158	6,598
Infrastructure	2,810	1,432	904	5,147	2,590	1,289	805	4,683
SAP Group (9/30)	49,033	33,059	30,540	112,632	45,696	30,685	28,634	105,015
Thereof acquisitions[1]	188	214	8	410	390	63	45	498
SAP Group (nine months' end average)	48,181	32,591	29,804	110,576	45,006	30,422	28,187	103,616
[1] Acquisitions closed between January 1 and September 30 of the respective year

29/31

Other Disclosures

(K)	Financial Income, Net

In the third quarter of 2022, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €91 million (Q3/2021: €704 million) and €554 million in the first nine months of 2022 (Q1-Q3/2021: €2,219 million), and interest income from loans and receivables, other financial assets (cash, cash equivalents, and current investments) as well as from derivatives amounting to €61 million in the third quarter of 2022 (Q3/2021: €18 million) and €127 million in the first nine months of 2022 (Q1-Q3/2021: €50 million).

In the third quarter of 2022, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €397 million (Q3/2021: €171 million) and €940 million in the first nine months of 2022 (Q1-Q3/2021: €399 million), and interest expense on financial liabilities including lease liabilities and negative effects from derivatives amounting to €67 million in the third quarter of 2022 (Q3/2021: €50 million) and €165 million in the first nine months of 2022 (Q1-Q3/2021: €159 million).

In the third quarter of 2022, the Executive Board proposed, and the Supervisory Board consented to, the financing of a new Sapphire Ventures fund (“SAPPHIRE Ventures Fund VII”). SAP’s total volume committed for SAPPHIRE Ventures Fund VII is US$1.25 billion.

(L)	Business Combinations

Taulia

On January 27, 2022, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of working capital management solutions. The acquisition closed on March 9, 2022, following satisfaction of customary closing conditions and regulatory approvals; the operating results and assets and liabilities are reflected in our consolidated financial statements starting on that date. The acquisition is expected to further expand SAP’s business network capabilities and strengthen SAP’s solutions for the CFO office. Consideration transferred amounted to €0.7 billion.

In the third quarter of 2022, the contribution of Taulia to revenue was approx. €18 million, to operating profit approx. -€13 million (IFRS) and approx. -€4 million (Non-IFRS).

We are still in the process of identifying and measuring the Taulia opening balance sheet assets and liabilities. Thus, the accounting for the Taulia acquisition is incomplete. This relates primarily to intangible assets and tax assets and liabilities but also to the accounting for the supply chain financing transactions offered by Taulia. The supply chain financing related assets and liabilities are included in SAP’s consolidated “Trade and other receivables” as well as current “Financial liabilities” (September 30, 2022: approximately €3.4 billion each). In general, the funds received by Taulia from the banks participating in the financing transactions as investors are classified as “cash flow from financing activities” and the cash routed through Taulia upon settlement of the receivables subject to supply chain financing on the maturity date are classified as “cash flow from investing activities”.

(M)	Share Based Payments

Starting in 2022, most of the granted share units under the Move SAP plan will vest after a waiting period of six months and ratably thereafter for ten quarters. Under our previous policy, we serviced obligations arising from the plan with cash payments, but we have since decided to settle future share units predominantly in shares.

In the first nine months of 2022, we granted 17.5 million (first nine months of 2021: 11.7 million) share units. This includes 14.9 million (first nine months of 2021: 0) share units which we intend to settle in shares. In the first nine months of 2022 we delivered 2.1 million treasury shares (first nine months of 2021: 0) to settle share units. The dilutive effect of outstanding equity-settled share units is reflected in the calculation of earnings per share, diluted.

Obligations from outstanding share units granted before 2022 under the Move SAP plan will continue to be settled in cash and the settlement methods of SAP’s other plans remain unchanged.

Under the Own SAP plan, employees can purchase, on a monthly basis, SAP shares without any required holding period. As part of SAP’s 50th anniversary celebration SAP's contribution was doubled from 40% to 80% from January to March 2022. The number of shares purchased by our employees under this plan was 6.9 million in the first nine months of 2022 (first nine month of 2021: 4.3 million).

30/31

(N)	Qualtrics Goodwill

During the third quarter the stock price of Qualtrics International Inc. further declined compared to the second quarter. We closely monitor the impairment risks and potential triggering events for the Qualtrics segment. While we note the decline of the stock price as one aspect in our holistic assessment, we did not evaluate it to be the sole indicator that could imply a triggering event.

Share price fluctuations will be closely monitored and assessed continuously until year-end.

31/31